Exhibit 99.3

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software’s Pivotal CRM Recognized as “Best CRM Project” at

Prestigious Asian Banker Summit 2011

CDC CRM Solutions and India’s Premier Bank Win Fifth Asian Banker Technology

Implementation Award 2011 for Pivotal CRM Implementation

BANGALORE, SHANGHAI, April 18, 2011 — CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services, today announced that CDC CRM Solutions Pvt. Ltd., exclusive partner of CDC Software in India, and its customer, one of the leading banks in India, have won the “Best CRM Project” in the Fifth Asian Banker Technology Implementation Awards 2011 for CDC CRM Solutions’ deployment of Pivotal CRM at one of India’s largest banks.

Both companies received the award at The Hong Kong Jockey Club earlier this month in conjunction with the Asian Banker Summit 2011, one of the foremost annual meetings for decision makers in the financial services industry in the Asia Pacific region. The awards program was managed by the Asian Banker, a leading provider of strategic intelligence on the financial services industry, and moderated by prominent global bankers, consultants and academics.

The award, one of the most prestigious of its kind in the financial services market in Asia, was won on the basis of implementing Pivotal CRM, which features flexible architecture that allows multiple users to access the bank’s network. Pivotal CRM is also integrated with the bank’s SMS gateway, the telephony systems and the bank’s email server for a multi-channel approach to CRM communication. The solution leverages on the existing customer base and provides the relationship managers with a 360 degree view of the customer. The system makes suggestions on possible additional revenue areas and disseminates the information to interested parties and other business lines that may be better equipped to service them.

According to Nagaraja Prakasam, managing director, South and Southeast Asia for CDC Software, “We are honored for Pivotal CRM and its customer implementation to be recognized by this prestigious financial services award organization. Pivotal CRM is built on a highly flexible, Microsoft.net-based architecture, with a rich set of CRM capabilities that support best-in-class mobile sales functionality and multi-language, global sales and marketing campaigns. This award not only validates our commitment to product innovation but also illustrates how Pivotal CRM adds value to our customer’s success.”

“We are happy that efforts in enabling our customer’s customer-centric vision have been recognized at this prestigious Pan Asia forum,” said Vineet Kalucha, executive director at CDC CRM Solutions. “This award was won after a thorough three-month long evaluation process where we were competing against 50 other companies across Asia and the Middle East. We are very honored that our Pivotal CRM implementation was recognized by this prestigious award.”

Asian Banker Technology Implementation Awards is given to the institution and IT partner who have garnered the highest aggregate score from the general criteria and award-specific scorecards.

Over 50 financial institutions from 15 countries across the Asia Pacific, the Gulf region and Central Asia were evaluated as part of the Technology Implementation Awards Program for 2011. The award evaluation process used a comprehensive methodology to evaluate the strength of individual technology implementations. It involved extensive research and tapped the combined experience of a team of experienced researchers and the expertise of an international panel of renowned industry practitioners.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

About CDC CRM Solutions

Founded in late 2007, CDC CRM Solutions Pvt. Ltd. is a fast growing provider of enterprise CRM and related solutions in India. The solutions offered by CDC CRM Solutions stand out as they are micro vertical focused and thus are ready to deploy in the segments they address. Another significant advantage they enjoy over competing products is the availability of hi-quality technical and customer support that are local, as most of the research and development work for Pivotal CRM, customization services and technical support is done out of Bangalore in India. CDC CRM Solutions is the exclusive sales and implementation arm of CDC Software in India and focuses on the marketing and sales functions of CDC Software’s Pivotal CRM solutions. The Pivotal CRM has ready modules for micro verticals such as securities, wealth management, asset management and private banking in Banking, Financial Services, Insurance (BFSI) besides home building in real estate. CDC CRM Solutions’ focused marketing efforts in India has resulted in many major customer wins across the micro verticals of focus to its credit.

About The Asian Banker

The Asian Banker is the foremost provider of strategic business intelligence on the financial services industry in the Asia Pacific and Middle East regions. The organization has offices in Singapore, Kuala Lumpur, Beijing and Dubai as well as representatives in Shanghai, London and New York. With a business that revolves around publications, research services, training and forums, the organization is highly regarded in the financial services community for its incisive and independent commentaries on developments in the industry.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include those relating to our beliefs about our strategies, technologies and business infrastructure, CDC CRM Solutions and Pivotal CRM, our expectations, growth and success in the market, our beliefs regarding the success of Pivotal CRM and future releases, and other statements we may make. Such statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include the conditions of the enterprise software industry and the CRM market; demand for and market acceptance of new and existing CRM software; and developmental delays for CRM products. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

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